1847432 ALBERTA ULC

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada, T2P 2S5

December 9, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

1847432 Alberta ULC

Registration Statement on

Form S-4 (File No. 333-234526)

Dear Ms. Majmudar:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to 10:00 a.m. Eastern time on Wednesday, December 11, 2019.

We understand that the Staff will consider this request as confirmation by 1847432 Alberta ULC of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3224.

*****

Very truly yours,

By:	/s/ Corey D. Code
Name: Corey D. Code
Title: Chief Financial Officer and Director